Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 759 Registration Statement Nos. 333-221595; 333-221595-01 Dated July 3, 2018 Filed pursuant to Rule 433

Structured Investments

Enhanced Buffered Jump Securities Based on the Value of the S&P 500® Index due July 31, 2023

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per security
Pricing date:	July 26, 2018
Original issue date:	July 31, 2018 (3 business days after the pricing date)
Maturity date:	July 31, 2023
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity:

If the final index value is at or above the downside threshold value:

$1,000 + the greater of (i) $1,000 + the index percent change and (ii) the upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final index value is below the downside threshold value:

$1,000 × (index performance factor + buffer amount)

In this scenario, the payment at maturity will be less than the stated principal amount, subject to the minimum payment at maturity of $150 per security.

Upside payment:	$303.00 to $323.00 per security (30.30% to 32.30% of the stated principal amount). The actual upside payment will be set on the pricing date.
Index percent change:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Buffer amount:	15%
Downside threshold value:	85% of the initial index value
Maximum payment at maturity:	$1,500 per security
Minimum payment at maturity:	$150 per security
Valuation date:	July 26, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61768C6P7 / US61768C6P75
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $959.90 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Enhanced Buffered Jump Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities will pay no interest but will instead pay an amount in cash at maturity that may be greater than or less than the stated principal amount depending on the closing value of the underlying index on the valuation date. If the closing value of the underlying index on the valuation date is at or above 85% of the initial index value, which we refer to as the downside threshold value, you will receive, in addition to the principal amount, a minimum of the upside payment of $303.00 to $323.00 per security (to be determined on the pricing date). If the underlying index appreciates by more than 30.30% to 32.30% (to be determined on the pricing date) over the term of the securities, you will receive for each security you hold at maturity the stated principal amount plus an amount based on the percentage increase of the underlying index, subject to the maximum payment at maturity. However, if the closing value of the underlying index on the valuation date is below 85% of the initial index value, you will be exposed to the decline in the level of the underlying index beyond the buffer amount of 15%, and you will lose some or a significant portion of your initial investment. These long-dated securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and returns above the maximum payment at maturity in exchange for the potential to receive the minimum upside return if the final index value is at or above the downside threshold value. The payment at maturity may be significantly less than the stated principal amount, and you could lose up to 85% of your investment. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Securities

The payoff diagram below illustrates the payment at maturity on the securities, assuming a hypothetical upside payment of $313.00 per security (31.30% of the statement principal amount, the midpoint of the specified range). The actual upside payment will be set on the pricing date.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318008106/dp92956_fwp-ps759.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest and provide for the minimum payment at maturity of only 15% of your principal.

•	The appreciation potential of the securities is limited by the maximum payment at maturity.

•	You will not benefit from the upside payment if the final index value is below the downside threshold value.

•	The market price of the securities will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the value of the underlying index at any time other than the valuation date.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	Investing in the securities is not equivalent to investing in the underlying index.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through June 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to June 28, 2018